VIA EDGAR AND FAX

June 12, 2013

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Host Hotels & Resorts, Inc.
Form 10-K for the year ended December 31, 2012 Filed on February 25, 2013
File No. 001-14625

Host Hotels & Resorts, L.P.
Form 10-K for the year ended December 31, 2012 Filed on February 25, 2013
File No. 333-55807

Dear Mr. Woody:

On behalf of Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L. P., we are submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K referenced above as set forth in the letter dated June 5, 2013. For your convenience, we have set forth the Staff’s original comments immediately preceding our responses.

Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition…, page 42

Results of Operations, page 51

1)	We note your response to comment number 2. On page 132 we note that foreign income represents approximately 95% of total income from continuing operations before income taxes. Please tell us how this information was considered when determining that the effects of exchange rate fluctuations related to your foreign operations were not material to any of the years presented.

Mr. Kevin Woody

Securities and Exchange Commission

June 12, 2013

Response:

While foreign operations do represent 95% of net income from continuing operations before income taxes for 2012, as noted by the Staff, when considering the relative effect of the company’s foreign operations, it is also important to note that foreign business represents 5% of revenues, 4% of long-lived assets, 14% of operating profit and 7% of earnings before interest, taxes, depreciation and amortization. The impact of the exchange rate fluctuations on our income (loss) before income taxes resulted in a decrease of $2 million, or 3.6%, of the $55 million year-over-year improvement in income (loss) from continuing operations before income taxes in 2012, an increase of $1 million, or .7%, of the $147 million improvement in 2011, and an increase of $.1 million, or .2%, of the $75 million improvement in 2010.

Accordingly, management did not consider the exchange rate fluctuations related to our foreign operations to be material information on either an individual country or combined basis for the periods presented. As foreign operations increase, management will continue to evaluate the significance of exchange rate fluctuations on operations and will include additional disclosure when the impact thereof is considered material.

Equity/Capital Transactions, page 65

2)	We note your response to comment 3 of our comment letter dated May 22, 2013. In future Exchange Act reports, please also specify how you have used the net proceeds raised pursuant to the at-the-market issuances that occurred during the period.

Response:

In future Exchange Act reports we will also specify how we have used the net proceeds raised pursuant to the at-the-market issuances that occurred during the period.

The registrants hereby acknowledge that:

•	the registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody

Securities and Exchange Commission

June 12, 2013

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (240) 744-5120, or Brian Macnamara at (240) 744-5423.

Sincerely,

/s/ Gregory J. Larson
Gregory J. Larson
Executive Vice President and Chief Financial Officer

cc:	Elizabeth A. Abdoo

Brian Macnamara

Host Hotels & Resorts, Inc.

Scott Herlihy

Latham & Watkins, LLP

Shannon Sobotka

  Staff Accountant

Beth Frohlichstein

  Attorney Advisor

Erin Martin

  Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission